Exhibit 1.01
CONFLICT MINERALS REPORT
SONOCO PRODUCTS COMPANY

INTRODUCTION

This Conflict Minerals Report (CMR) for Sonoco Products Company (Sonoco, we, our, the Company) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the Exchange Act), for the reporting period from January 1 through December 31, 2023. Information contained on the websites referenced in this report is not part of, or incorporated by reference into, this report. Rule 13p-1 requires each registrant that files reports with the Securities and Exchange Commission (SEC) under Section 13(a) or 15(d) of the Exchange Act and that has Conflict Minerals (as defined below) that are necessary to the functionality or production of a product manufactured or contracted by that registrant to be manufactured to file a report on Form SD disclosing the information required by the applicable items of Form SD. The SEC adopted the rule to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict Minerals are defined as cassiterite, columbite-tantalite, wolframite, gold and their derivatives, which are limited to tin, tantalum and tungsten (Conflict Minerals) for the purposes of this assessment.

During the reporting period from January 1 through December 31, 2023, Sonoco manufactured and contracted to manufacture products in which Conflict Minerals were necessary to the functionality or production of those products (Necessary Conflict Minerals). Therefore, Sonoco conducted a reasonable country of origin inquiry (RCOI) in order to determine whether any of those minerals: (1) originated in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and/or Angola (together, the Covered Countries and individually, each a Covered Country); or (2) are from recycled or scrap sources.

In January 2022, Sonoco acquired Ball Metalpack, LLC (now Sonoco Metal Packaging, LLC). As a result of Sonoco’s RCOI for the period January 1 through December 31, 2023, which now includes Sonoco Metal Pack’s supply chain, see Form SD Item 1.02(3), we have reason to believe that some portion of the Necessary Conflict Minerals that we manufactured or contracted to manufacture during the period from January 1 through December 31, 2023 may have originated in the Covered Countries.

REASONABLE COUNTRY OF ORIGIN INQUIRY

Sonoco made a good faith inquiry of responsible persons within Sonoco’s business units that manufactured products, or that contracted for the manufacture of products, during the reporting period January 1 through December 31, 2023, to determine whether any of those products contained Necessary Conflict Minerals. Based on this inquiry, Sonoco determined that certain products it manufactured, or for which it contracted for the manufacture, during the reporting period January 1 through December 31, 2023 contained Necessary Conflict Minerals (principally tungsten and tin).

In accordance with the requirements of Rule 13p-1, Sonoco made its RCOI of its first-tier suppliers of necessary Conflict Minerals, or products containing necessary Conflict Minerals. Sonoco conducted its RCOI with its first-tier suppliers using the Conflict Minerals Reporting Template (CMRT) version 6.31, a supply chain data exchange and surveying tool provided by the Responsible Minerals Initiative (RMI), an industry group that works to identify Conflict Minerals within supply chains. The CMRT requests that first-tier suppliers identify their smelters, refiners and countries of origin of the Conflict Minerals in their products. Sonoco relied on responses received from its first-tier suppliers in order to identify sources of Conflict Minerals in its supply chain. The use of the CMRT is industry standard for surveying suppliers to identify Conflict Minerals in the supply chain.

Based on findings from the RCOI process, Sonoco was able to determine the countries of origin for a majority of those contacted under its outreach efforts. Furthermore, based on first-tier suppliers’ responses to Sonoco’s CMRT request, Sonoco learned that a portion of the Conflict Minerals used by Sonoco originated or may have originated in

Exhibit 1.01
the Covered Countries or may not be solely from recycled or scrap sources. In accordance with Rule 13p-1, Sonoco continued to perform further due diligence on the source and chain of custody of these Conflict Minerals.

DUE DILIGENCE MEASURES

1.Design of Sonoco’s Due Diligence Measures

Sonoco has developed a Conflict Minerals Program to carry out supply chain due diligence in conformity with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance), as applicable for Conflict Minerals and downstream companies. The OECD Guidance is an internationally recognized due diligence framework.

2. Due Diligence Performed

a. OECD Guidance Step 1: Establish Strong Company Management Systems

Sonoco has adopted a Conflict Minerals Policy, which is available on the Sonoco website at https://www.sonoco.com/about/supplier-resources/conflict-minerals-policy. Sonoco remains committed to the responsible sourcing of Conflict Minerals and has designed its due diligence in line with the OECD Guidance.

Sonoco’s Conflict Minerals compliance and disclosure process is led by a management level senior manager who reports directly to the General Counsel with respect to Conflict Minerals compliance and disclosure. The General Counsel reports directly to the Chief Executive Officer. The compliance leader has been charged by management with responsibility and authority for developing and implementing the compliance and disclosure process.

Sonoco maintains a Conflict Minerals training program to educate relevant Company personnel about the Conflict Minerals disclosure requirements and the steps necessary to determine whether necessary Conflict Minerals are contained in products manufactured by Sonoco or in products for which Sonoco contracted the manufacture. The training program includes training relevant Company personnel in appropriate methods to elicit the necessary information from suppliers.

b. OECD Guidance Step 2: Identify and Assess Risk in the Supply Chain

Some of Sonoco’s products may contain tantalum, tin, tungsten or gold. Because Sonoco does not purchase these minerals directly from mines or smelters, we must rely on source information provided by our suppliers. We have developed a program to carry out supply chain due diligence with reference to the OECD guidance approved by the SEC. As provided in our Conflict Minerals Policy, Sonoco requires suppliers that provide us with tantalum, tin, tungsten or gold, or products containing these components, which are then incorporated into products we manufacture for sale, to submit information to us that allows us to trace the minerals back through the supply chain. We expect our suppliers to adopt policies and establish their own due diligence programs to ensure conflict free supply chains, and to provide us only with minerals or products that are conflict free. Our Conflict Minerals Policy provides that if we become aware of a supplier whose supply chain includes minerals that are not conflict free, we will take appropriate steps to remedy the situation in a timely manner, including reassessment of the supplier relationship. We expect our suppliers to take similar measures with their suppliers.

Sonoco has developed an intra-company survey that each year requires designated persons within each of the Company’s business units to review the unit’s products and operations and determine whether the unit manufactures, or contracts for the manufacture of, products containing Conflict Minerals, and if so, whether such minerals are necessary to the manufacture or functionality of the products. Where the response to these inquiries is in the affirmative, the designated persons are required to identify to the compliance leader the suppliers of such necessary Conflict Minerals, or products containing necessary Conflict Minerals. Sonoco then contacts all identified suppliers of such necessary Conflict Minerals, or products containing necessary Conflict Minerals, to advise them of Sonoco’s commitment to sourcing minerals responsibly, to provide them with a link to Sonoco’s Conflict Minerals Policy and to elicit information about the suppliers’ sourcing of all such Conflict Minerals. To the extent reasonably practicable, Sonoco requests that its suppliers respond to its inquiries using the Electronic Industry Citizenship

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Coalition – Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Reporting Template and Dashboard, though not all suppliers have responded in this format.

Based on responses received from the contacted suppliers, Sonoco reached the conclusions set forth below under “Results of Due Diligence.” With respect to suppliers who did not respond, there were no warning signs or other circumstances that gave Sonoco reason to believe any necessary Conflict Minerals contained in the products they supplied to Sonoco originated in any Covered Country.

Sonoco also includes a clause in supplier contracts and purchase orders requiring suppliers to disclose whether Conflict Minerals are used in the manufacture or production of any products they supply to Sonoco, and to provide additional information about sourcing if requested by Sonoco. No suppliers made such disclosures to Sonoco with respect to the period from January 1 to December 31, 2023.

c. OECD Guidance Step 3: Design and Implement a Strategy to Respond to Identified Risks

To collect data on the materials’ sources of origin procured by the supply chain, Sonoco utilized the CMRT to conduct a survey of all first-tier suppliers. Upon receipt of the completed CMRTs from Sonoco’s first-tier suppliers, Sonoco undertook to review each form for completeness and any potential compliance issues. Where a first-tier supplier indicated that it sourced Conflict Minerals from a Covered Country, Sonoco reviewed that supplier’s reported smelters or refiners (SOR) list and compared each SOR to RMI’s independently-verified and audited list of SORs which are “conformant” with the Responsible Minerals Assurance Process (RMAP) assessment protocols. SORs that are “RMAP Conformant” successfully complete a RMAP audit that confirms that the SORs: (1) have systems and processes that support responsible sourcing of minerals; and (2) can provide evidence supporting they responsibly source minerals. The RMAP Conformant lists additionally provide information regarding the SORs’ countries of origin. Part of Sonoco’s risk strategy involves Sonoco’s reliance, in good faith, upon its suppliers’ responses to the CMRT-based surveys and the information they provide regarding the sources of their Conflict Minerals. Similarly, our first-tier suppliers are reliant upon their suppliers’ responses to CMRTs.

d. OECD Guidance Step 4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

In line with standard industry practice, Sonoco utilized industrywide-available information provided by the independent third-party audits of SORs through RMAP to determine whether any necessary Conflict Minerals sourced from Covered Countries was certified conflict-free. In order to make this determination, Sonoco relied upon the RMI’s available data on tungsten and tin smelters, specifically looking to whether the tungsten and tin smelters identified by Sonoco’s first-tier suppliers, listed for those suppliers that indicated they source from the Covered Countries in Annex A hereto, were listed as RMAP Conformant for each respective Conflict Mineral. Sonoco does not have a direct relationship with Conflict Minerals SORs and does not perform direct audits of entities that provide our supply chain with Conflict Minerals.

e. OECD Guidance Step 5: Report on Supply Chain Due Diligence

Sonoco has compiled its results and filed this Conflict Minerals Report and Annex A hereto as an exhibit to its Form SD in accordance with Rule 13p-1. Further information can be found on Sonoco’s website at https://www.sonoco.com/about/supplier-resources/conflict-minerals-policy.

Exhibit 1.01

RESULTS OF DUE DILIGENCE

Based on the RCOI and the other aspects of our due diligence program described above, Sonoco has reason to believe that a portion of its necessary Conflict Minerals may have originated in the Covered Countries and that those necessary Conflict Minerals may not be from recycled or scrap sources. After conducting further due diligence, Sonoco determined that based on SOR information provided by first-tier suppliers and information available to Sonoco, of the 21 SORs identified by suppliers that source from the Covered Countries, which are identified in Annex A hereto, all 21 have been validated as RMAP Conformant.

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FORWARD-LOOKING STATEMENTS

This Conflict Minerals Report contains “forward-looking statements” that express our expectations, beliefs, goals, plans or objectives regarding future events. Forward-looking statements in this Conflict Minerals Report include, but are not limited to, statements regarding our future due diligence activities, expectations regarding supplier policies and practices and supplier engagement with respect to Conflict Minerals. By their nature, all forward-looking statements involve risks, uncertainties and assumptions and actual results may differ materially from those contemplated by the forward-looking statements, undue reliance should not be placed on such statements. Factors that could materially affect our ability to complete intended due diligence steps include, among other things, our ability to complete our intra-company survey and other internal due diligence procedures, the timeliness, cooperation and accuracy of our suppliers in our due diligence efforts, our ability to identify and mitigate related risks in our supply chain, future legal and regulatory developments relating to Conflict Minerals and the other risks and uncertainties discussed in Sonoco’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, including under “Forward-Looking Statements” and “Risk Factors.” Except as may be required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Annex A

As of May 31, 2024

Metal	Smelter Name	Smelter Location	Smelter ID
Tin	Thailand Smelting & Refining Co Ltd	THAILAND	CID001898
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	CHINA	CID000228
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	CHINA	CID002315
Tin	Minsur	PERU	CID001182
Tin	PT ATD Makmur Mandiri Jaya	INDONESIA	CID002503
Tin	Operaciones Metalurgicas S.A.	BOLIVIA (PURINATIONAL STATE OF)	CID001337
Tin	Fabrica Auricchio Industria e Comercio Ltda.	BRAZIL	CID003582
Tin	PT Babel Surya Alam Lestari	INDONESIA	CID001406
Tin	PT Mitra Sukses Globalindo	INDONESIA	CID003449
Tin	PT Mitra Stania Prima	INDONESIA	CID001453
Tin	Magnu's Minerais Metais e Ligas Ltda.	BRAZIL	CID002468
Tin	Empresa Metalúrgica Vinto	BOLIVIA (PURINATIONAL STATE OF)	CID000438
Tin	Luna Smelter, Ltd.	RWANDA	CID003387
Tin	Mineracao Taboca SA	BRAZIL	CID001173
Tin	White Solder Metalurgia e Mineracao Ltda.	BRAZIL	CID002036
Tin	Metallo Belgium N.V.	BELGIUM	CID002773
Tin	PT Timah Tbk Kundur	INDONESIA	CID001477
Tin	PT Timah Tbk Mentok	INDONESIA	CID001482
Tin	Yunnan Tin Company, Ltd.	CHINA	CID002180
Tin	PT Refined Bangka Tin	INDONESIA	CID001460
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA	CID001105